UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MYT Netherlands Parent B.V. (the “Company”) hereby announces the matters approved by the Company’s shareholders at the extraordinary general meeting of shareholders (EGM) held on March 6, 2025.

At the EGM, the Company’s shareholders approved: (1) the proposal to appoint Mr. Burkhart Grund as member of the supervisory board of the Company (the “Supervisory Board”) subject to the completion of the transaction regarding the acquisition of all shares in YOOX Net-a-Porter Group S.p.A. (the “YNAP Transaction”) by the Company, (2) an amendment to the Company’s Articles of Association (the “Amendment”) to (i) change the name of the Company subject to the completion of the YNAP Transaction, and (ii) reflect that certain remuneration shall be determined by the Supervisory Board, and (3) the adoption of the Second Amended and Restated MYT Netherlands Parent B.V. 2023 Omnibus Incentive Compensation Plan.

The Company posted draft minutes of the EGM to its website at https://investors.mytheresa.com.

The Company also posted draft minutes of the Annual General Meeting of Shareholders of the Company held on November 12, 2024 on its website at website at https://investors.mytheresa.com.

Exhibit No.	Description

99.1	Draft minutes of the Extraordinary General Meeting 6 March 2025
99.2	Draft minutes of the Annual General Meeting 12 November 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: March 6, 2025